Exhibit 99.1

For the first quarter 2009

12.8% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, April 16, 2009: Viña Concha y Toro S.A informed today preliminary sales for the first quarter 2009. Consolidated sales totaled Ch$68,580 million, showing a 12.8% increase as compared to the same quarter last year.

For the quarter, all company business areas registered positive growth. Sales in export markets increased 13.7%; sales in the domestic market grew 4.4% and the Argentine subsidiary grew 21%.

Sales	1Q2009	1Q2008	% change

(million Chilean pesos)

Total Sales	68,580	60,805	12.8%

Export markets	49,597	43,611	13.7%

Domestic market	10,073	9,649	4.4%

Argentine subsidiary	5,296	4,376	21.0%

Other	3,614	3,169	14.0%

Volume	1Q2009	1Q2008	% change

(thousand liters)

Export markets	31,512	29,161	8.1%

Domestic market	14,125	13,998	0.9%

Argentine subsidiary	4,299	4,717	-8.9%